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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

March 24, 2022

VIA EDGAR

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust II (the “Registrant”)

SEC File Nos. 333-261420 and 811-23757

Registration Statement on Form N-1A

Dear Ms. Lithotomos:

This letter responds to the comments provided telephonically on March 23, 2022 with respect to your review of the correspondence filed on March 11, 2022 and Pre-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) filed on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on March 21, 2022 on behalf of Goldman Sachs MarketBeta® U.S. 1000 Equity ETF (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

Summary–Principal Risks of the Fund – Pages 3-4

Comment 1.    The last sentence of the first paragraph states that the order of the risk factors is alphabetical and not in the order of importance or potential exposure. Please order the risks in order of importance, with the most significant risks appearing first, and revise this sentence to reflect this re-ordering. See ADI 2019-08 (Improving Principal Risks Disclosure).

Response 1.     The disclosure under the “Summary–Principal Risks of the Fund” has been revised accordingly.

Comment 2.    Please consider adding a risk factor addressing cybersecurity risk.

Ms. Valerie Lithotomos March 24, 2022 Page 2

Response 2. The following has been added as a principal risk of the Fund:

Cybersecurity Risk - The Fund may be susceptible to operational and information security risks resulting from cyber-attacks. Cyber-attacks include, among others, stealing or corrupting confidential information and other data that is maintained online or digitally for financial gain, denial-of-service attacks on websites causing operational disruption, and the unauthorized release of confidential information and other data. Cyber-attacks have the ability to cause significant disruptions and impact business operations; to result in financial losses; to prevent shareholders from transacting business; to interfere with the Fund’s calculation of NAV; and to lead to violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs and/or additional compliance costs. Cyber-attacks affecting the Fund or its Investment Adviser, custodian, Transfer Agent, or other third-party service providers may adversely impact the Fund and its shareholders.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

cc:	Caroline Kraus, Goldman Sachs & Co. LLC

Stephanie Chaung, Goldman Sachs & Co. LLC

Vince Nguyen, Dechert LLP